PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

06012476

No/Date : F/D1 : 354 | 31-3-2006

SUPPL

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose An announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement

dw 4/13

PUBLIC POWER CORPORATION

ANNOUNCEMENT

The Greek Public Power Corporation S.A. announced that the Company intends to participate in the tender of the privatization of the lignite generation station of Pljevlja Thermal Power Plant (210 MW) and Pljevlja Coal Mine, in Montenegro.

Public Power Corporation and ContourGlobal LLC decided to form a strategic consortium for the tender, aiming to utilize the synergies of the alliance and add maximum value to the above mentioned Generation and Mining facilities. ContourGlobal is a New York based energy, infrastructure and operations company, focusing on investments in energy and power assets, in high-growth markets worldwide. Contour Global' s major shareholder is Reservoir Capital Group, a private investment firm with over USD 3 billion in capital under management.

Athens, March 31, 2006